Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE	For further information, call
Patrick J. Bagley
Senior Vice President-Finance
and Chief Financial Officer
Dover, Delaware, September 9, 2005	(302) 857-3745

DOVER MOTORSPORTS, INC.

ANNOUNCES PRELIMINARY RESULTS OF ITS SELF TENDER

Dover Motorsports, Inc. (NYSE: DVD), announced today the preliminary results of its self tender. The tender offer expired at 5:00 P.M., New York City time, on September 8, 2005.

Based on a preliminary count by the depositary for the tender offer, 5,227,113 shares of Common Stock and 2,311,960 shares of Class A Common Stock, were properly tendered and not properly withdrawn. All of the 2,311,960 shares of Class A Common Stock properly tendered and not properly withdrawn will be acquired by the Company at the purchase price of $7.00 per share. Because the tender for shares of Common Stock was oversubscribed, shares of Common Stock properly tendered and not properly withdrawn will be acquired by the Company at the purchase price of $7.00 per share and a proration factor of approximately 32.59 percent for shares tendered will be applied. This means that approximately 32.59 percent of each stockholder’s tendered shares of Common Stock will be acquired, except that all shares of Common Stock tendered from holders of less than 100 shares (“odd-lots”) will be purchased without proration.

The Company commenced the tender offer on August 10, 2005, when it offered to purchase up to 1,706,543 shares of its outstanding Common Stock and 2,323,019 shares of its Class A Common Stock, in each case at a price of $7.00 per share. The number of shares properly tendered and not properly withdrawn and the proration factor are preliminary and subject to verification by the depositary. Based on these preliminary numbers, the Company will have approximately 20,918,225 shares of Class A Common Stock and 15,440,532 shares of Common Stock outstanding upon consummation of the tender offer. The final number of shares purchased and the final proration factor will be announced as soon as practicable following completion of the verification process and confirmation by the depositary of the proper delivery of all shares tendered. Payment for the shares validly tendered and accepted for purchase under the tender offer, and return of any shares not accepted, will occur promptly after such announcement.

The dealer manager for the tender offer is Raymond James & Associates. Mellon Investor Services LLC is the information agent as well as the depositary. For further information, please call the information agent at 866-293-6625.

This release contains or may contain forward-looking statements based on management’s beliefs and assumptions. Such statements are subject to various risks and uncertainties that could cause results to vary materially. Please refer to the Company’s SEC filings for a discussion of such factors.

Dover Motorsports, Inc. is a leading promoter of motorsports events in the United States. Its motorsports subsidiaries operate four motorsports tracks in three states and promote motorsports events under the auspices of three of the premier sanctioning bodies in motorsports – NASCAR, IRL AND NHRA. The Company owns and operates Dover International Speedway in Dover, Delaware; Nashville Superspeedway near Nashville, Tennessee; Gateway International Raceway near St. Louis, Missouri; and Memphis Motorsports Park in Memphis, Tennessee.